Exhibit 99.1

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2025

SL SPV-2, L.P.

By: SLTA SPV-2, L.P., its general partner
    By: SLTA SPV-2 (GP), L.L.C., its general partner
        By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

SLTA SPV-2, L.P.

By: SLTA SPV-2 (GP), L.L.C., its general partner
    By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

SLTA SPV-2 (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

Silver Lake Partners IV, L.P.

By: Silver Lake Technology Associates IV, L.P., its general partner
    By: SLTA IV (GP), L.L.C., its general partner

        By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

Silver Lake Technology Investors IV, L.P.

By: Silver Lake Technology Associates IV, L.P., its general partner
    By: SLTA IV (GP), L.L.C., its general partner

        By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.

By: SLTA IV (GP), L.L.C., its general partner
    By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

SLTA IV (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

Silver Lake Partners V DE (AIV), L.P.

By: Silver Lake Technology Associates V, L.P., its general partner
    By: SLTA V (GP), L.L.C., its general partner

        By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

Silver Lake Technology Investors V, L.P.

By: Silver Lake Technology Associates V, L.P., its general partner
    By: SLTA V (GP), L.L.C., its general partner

        By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

Silver Lake Technology Associates V, L.P.

By: SLTA V (GP), L.L.C., its general partner
    By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

SLTA V (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By: /s/ Andrew J. Schader
    Name: Andrew J. Schader
    Title: Managing Director and General Counsel